UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARGENTUM 47, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

37952E 109

(CUSIP Number)

June 9, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[  ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 37952E 109	13G/A

1	NAMES OF REPORTING PERSONS Xantis S.A./Xantis Aion Securitisation Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Voluntarily withheld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	60,155,000 (1)

	6	SHARED VOTING POWER	-0-

	7	SOLE DISPOSITIVE POWER	60,155,000 (1)

	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,155,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 10.18 % of Common Stock (1)

12	TYPE OF REPORTING PERSON (See Instructions) FI

(1)	These 60,155,000 shares of common stock are held of record by Xantis Aion Securitization Fund. Xantis S.A. is the Fund Manager. David Evans, as Director of Xantis S.A., has sole voting and dispositive power over such shares.

13G

Item 1.

(a)	Name of Issuer

Argentum 47, Inc.

(b)	Address of Issuer’s Principal Executive Offices

34 St. Augustines Gate, Hedon, HU12 8EX Hull, United Kingdom.

Item 2.

(a)	Name of Person Filing

Xantis S.A. is the Fund Manager of Xantis Aion Securitisation Fund, which is the registered owner of the shares covered by this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence

75 Parc d’Activites, L-8308, Mamer/Capellen, Grand Duchy, Luxembourg

(c)	Citizenship

Luxembourg.

(d)	Title of Class of Securities

Common Stock, $.001 par value

(e)	CUSIP Number

37952E 109

13G

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [Not applicable to the Reporting Person]

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned.

See item 9 on Cover Page to this Schedule 13G.

(b)	Percent of class:

10.18%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See items 5 and 7 on Cover Page to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

See items 5 and 7 on Cover Page to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

None.

13G

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable to the Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable to the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable as there is no group involved.

Item 10.	Certification

Not applicable.

Special Note:

Please direct any questions you may have about this filing to our special counsel, David E. Wise, Esq., WiseLaw, P.C., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 323-6074. Email: wiselaw@verizon.net

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2020

/s/ David Evans
Signature

David Evans
Name

Director of Xantis S.A., the Fund Manager of Xantis Aion Securitisation Fund